Exhibit 99.2
Independent Auditor’s Report (Consolidated Financial Statements) of Shinhan Bank as of December 31, 2023

On March 4, 2024, Shinhan Bank, our wholly-owned bank subsidiary, filed its audit report with the Financial Supervisory Service and the Korea Exchange of the Republic of Korea pursuant to the Act of External Audit of Stock Companies and KOSPI Market Disclosure Regulation.

Please refer to the attached PDF file to see more details of Audit Reports with consolidated financial statements.

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Stockholder of

Shinhan Bank:

Opinion

We have audited the consolidated financial statements of Shinhan Bank and its subsidiaries (collectively the “Group”), which comprise the consolidated statement of financial position as of December 31, 2023, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matters

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

The consolidated financial statements of the Group for the year ended December 31, 2022 were audited by another auditor who expressed an unmodified opinion on those statements on dated March 6, 2023.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

ㆍIdentify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

ㆍObtain an understanding of internal control relevant to the audit in order to design audit procedures that are appro-priate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

ㆍEvaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

ㆍConclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

ㆍEvaluate the overall presentation, structure and content of the consolidated financial statements, including the disc-losures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

ㆍObtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2024

This report is effective as of March 4, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

(In millions of Korean won)	Notes		2023	2022

Assets
Cash and due from banks	3,6,9,40,41	~~W~~	28,056,776	22,569,882
Securities at fair value through profit or loss	3,7,41,43		23,663,110	21,201,704
Derivative assets	3,8,41,43		3,263,290	4,904,096
Loans at amortized cost	3,9,18,41,43		348,642,129	344,298,939
Loans at fair value through profit or loss	3,9		536,824	972,553
Securities at fair value through other comprehensive income	3,10,18,43		50,609,366	48,770,784
Securities at amortized cost	3,10,18,43		30,719,163	28,379,986
Property and equipment	5,11,12,17,18		2,518,593	2,537,482
Intangible assets	5,13		1,087,206	636,487
Investments in subsidiaries and associates	14		332,250	266,893
Investment properties	5,15		625,125	604,940
Defined benefit assets	24		277,784	530,174
Current tax assets	37		38,814	31,780
Deferred tax assets	37		135,371	437,896
Other assets	3,9,16,41		17,955,031	15,808,585
Non-current assets held for sale	17		36,444	29,211
Total assets		~~W~~	508,497,276	491,981,392

Liabilities
Financial liabilities designated at fair value through profit or loss	19	~~W~~	254,832	47,327
Deposits	3,20,41		370,959,649	373,104,189
Financial liabilities at fair value through profit or loss	3,21		419,342	424,964
Derivative liabilities	3,8,41,43		3,512,594	5,779,626
Borrowings	3,22,40,41		26,701,198	24,212,792
Debt securities issued	3,23,40		37,750,685	33,186,180
Net defined benefit obligations	24		6,977	7,020
Provisions	25,39,41		677,621	369,201
Current tax liabilities	37		164,681	478,724
Deferred tax liabilities	37		14,378	14,247
Other liabilities	3,12,26,41,44		34,504,106	23,189,862
Total liabilities			474,966,063	460,814,132

Equity
Capital stock	27		7,928,078	7,928,078
Hybrid bonds	27		1,988,535	2,088,542
Capital surplus	27		403,164	403,164
Capital adjustments	27,37		1,946	2,515
Accumulated other comprehensive loss	27,37		(618,125)	(1,260,828)
Retained earnings	27,28		23,815,520	21,997,438
(Regulatory reserve for loan loss)			(2,500,641)	(2,631,990)
(Required provision for (reversal of) regulatory reserve for loan loss)			((151,687))	((131,349))
(Expected provision for (reversal of) regulatory reserve for loan loss)			((151,687))	((131,349))
Total equity attributable to equity holder of Shinhan Bank			33,519,118	31,158,909
Non-controlling interests	27		12,095	8,351
Total equity			33,531,213	31,167,260
Total liabilities and equity		~~W~~	508,497,276	491,981,392

See accompanying notes to the consolidated financial statements.

(In millions of Korean won, except earnings per share data)	Notes	2023	2022

Interest income
Financial instruments at fair value through profit or loss		~~W~~	584,502	401,732
Financial instruments at fair value through other comprehensive income and amortized cost			19,796,687	13,684,084
Interest expense			11,978,530	5,880,614
Net interest income	3,5,29,41,43		8,402,659	8,205,202

Fees and commission income			1,266,531	1,280,575
Fees and commission expense			355,580	325,265
Net fees and commission income	3,5,30,41,43		910,951	955,310

Dividend income	31,43		49,529	20,832
Net gain on financial instruments at fair value through profit or loss	32		740,907	11,427
Net foreign currencies transaction gain			161,476	393,955
Net gain on financial instruments designated at fair value through profit or loss	19		2,495	2,673
Net gain (loss) on disposal of securities at fair value through other comprehensive income	10		21,697	(1,209)
Net loss on disposal of securities at amortized cost	10		(107)	(60)
Provision for credit loss allowance	3,9,41		865,048	598,289
General and administrative expenses	33,41		3,813,872	3,702,292
Net other operating expenses	5,35,41		(1,463,490)	(1,124,799)
Operating income			4,147,197	4,162,750

Net non-operating expenses	5,36		(114,648)	(77,425)
Share of profit of associates	5,14		8,556	22,301
Profit before income taxes	5		4,041,105	4,107,626

Income tax expense	5,37		973,114	1,061,894
Profit for the year	5,28		3,067,991	3,045,732
(Adjusted profit after reflection of regulatory reserve for loan loss
For the year ended December 31, 2023:
3,219,679 million won
For the year ended December 31, 2022:
3,177,081 million won)

(In millions of Korean won, except earnings per share data)	Notes	2023	2022

Other comprehensive income (loss) for the year, net of income tax
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences for foreign operations		(7,811)	(19,417)
Unrealized net change in fair value of financial assets at fair value through other comprehensive income		774,304	(788,642)
Shares in other comprehensive income (loss) of associates		7,156	(10,186)
		773,649	(818,245)
Items that will not be reclassified to

profit or loss:
Remeasurements of defined benefit plans			(158,463)	195,247
Unrealized net change in fair value of financial assets at fair value through other comprehensive income			24,652	(28,496)
			(133,811)	166,751
Other comprehensive income (loss) for the year, net of income tax	3,27,37	~~W~~	639,838	(651,494)

Total comprehensive income for the year		~~W~~	3,707,829	2,394,238

Profit attributable to:
Equity holder of Shinhan Bank		~~W~~	3,067,681	3,045,012
Non-controlling interests			310	720
Profit for the year	5	~~W~~	3,067,991	3,045,732

Total comprehensive income attributable to:
Equity holders of Shinhan Bank		~~W~~	3,707,329	2,393,359
Non-controlling interests			500	879
Total comprehensive income for the year		~~W~~	3,707,829	2,394,238

Earnings per share:
Basic and diluted earnings per share in won	38	~~W~~	1,878	1,880

See accompanying notes to the consolidated financial statements.

Attributable to equity holder of Shinhan Bank

(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Non-controlling interests	Total
Balance at January 1, 2022	~~W~~	7,928,078	1,586,662	403,164	2,742	(607,040)	19,914,560	7,472	29,235,638
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	3,045,012	720	3,045,732
Other comprehensive income (loss) for the year
Foreign currency translation differences for foreign operations		-	-	-	-	(19,590)	-	173	(19,417)
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	(819,236)	2,135	(37)	(817,138)
Share of other comprehensive loss of associates		-	-	-	-	(10,186)	-	-	(10,186)
Remeasurements of defined benefit plans		-	-	-	-	195,224	-	23	195,247
Total comprehensive income (loss) for the year		-	-	-	-	(653,788)	3,047,147	879	2,394,238

Transactions with owners in their capacity as owner
Annual dividends to equity holder		-	-	-	-	-	(900,000)	-	(900,000)
Dividends to hybrid bond holders		-	-	-	-	-	(64,269)	-	(64,269)
Issuance of hybrid bonds		-	631,581	-	-	-	-	-	631,581
Repayment of hybrid bonds		-	(129,701)	-	(299)	-	-	-	(130,000)
Share-based payment transactions		-	-	-	72	-	-	-	72
Total transactions with owners in their capacity as owners		-	501,880	-	(227)	-	(964,269)	-	(462,616)
Balance at December 31, 2022	~~W~~	7,928,078	2,088,542	403,164	2,515	(1,260,828)	21,997,438	8,351	31,167,260

See accompanying notes to the consolidated financial statements.

Attributable to equity holder of Shinhan Bank
(In millions of Korean won)	Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other	Retained earnings	Non-controlling interests	Total

						comprehensive income (loss)
Balance at January 1, 2023	~~W~~	7,928,078	2,088,542	403,164	2,515	(1,260,828)	21,997,438	8,351	31,167,260
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	3,067,681	310	3,067,991
Other comprehensive income (loss) for the year
Foreign currency translation differences for foreign operations		-	-	-	-	(7,995)	-	184	(7,811)
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	802,015	(3,055)	(4)	798,956
Share of other comprehensive loss of associates		-	-	-	-	7,156	-	-	7,156
Remeasurements of defined benefit plans		-	-	-	-	(158,473)	-	10	(158,463)
Total comprehensive income (loss) for the year		-	-	-	-	642,703	3,064,626	500	3,707,829

Transactions with owners in their capacity as owner
Annual dividends to equity holder		-	-	-	-	-	(1,157,105)	-	(1,157,105)
Dividends to hybrid bond holders		-	-	-	-	-	(89,140)	-	(89,140)
Issuance of hybrid bonds		-	399,107	-	-	-	-	-	399,107
Repayment of hybrid bonds		-	(499,114)	-	(886)	-	-	-	(500,000)
Share-based payment transactions		-	-	-	18	-	-	-	18
Additional investments in subsidiaries		-	-	-	-	-	-	3,244	3,244
Others		-	-	-	299	-	(299)	-	-
Total transactions with owners in their capacity as owners		-	(100,007)	-	(569)	-	(1,246,544)	3,244	(1,343,876)
Balance at December 31, 2023	~~W~~	7,928,078	1,988,535	403,164	1,946	(618,125)	23,815,520	12,095	33,531,213

See accompanying notes to the consolidated financial statements.

(In millions of Korean won)		2023	2022

Cash flows from operating activities
Profit for the year	~~W~~	3,067,991	3,045,732
Adjustments for:

Income tax expense		973,114	1,061,894
Interest income		(20,381,189)	(14,085,816)
Interest expense		11,978,530	5,880,614
Dividend income		(49,529)	(20,832)
		(7,479,074)	(7,164,140)
Income and expense items without cash in/outflow:
Net loss (gain) on financial instruments at fair value through profit or loss		(589,019)	277,946
Net non-cash foreign currencies transaction gain		(12,985)	(154,165)
Net gain on financial instruments designated at fair value through profit or loss		(2,495)	(2,673)
Net loss (gain) on disposal of financial assets at fair value through other comprehensive income		(21,697)	1,209
Net loss on disposal of securities at amortized cost		107	60
Provision for credit loss allowance		865,048	598,289
Non-cash employee benefits		100,936	129,036
Depreciation and amortization		495,746	436,776
Net non-cash other operating expenses		409,261	145,306
Share of profit of associates		(8,556)	(22,301)
Net non-operating expenses		54,977	36,237
		1,291,323	1,445,720
Changes in assets and liabilities:
Deposits at amortized cost		710,400	373,687
Securities at fair value through profit or loss		(856,019)	3,033,522
Derivative assets		3,850,984	2,367,751
Loans at amortized cost		(5,439,288)	(19,254,073)
Loans at fair value through profit or loss		435,505	(87,247)
Other assets		(1,959,296)	1,206,994
Deposits due to customers		(2,030,733)	18,432,707
Financial liabilities at fair value through profit or loss		(66,307)	(198,102)
Derivative liabilities		(3,923,647)	(2,252,062)
Defined benefit liabilities		(43,906)	(262,188)
Provisions		(4,779)	(15,735)
Other liabilities		9,432,298	1,791,472
		105,212	5,136,726

Income tax paid		(1,229,041)	(845,674)
Interest received		19,949,921	13,735,865
Interest paid		(10,594,650)	(4,973,751)
Dividends received		51,625	22,693
Net cash inflow from operating activities	~~W~~	5,163,307	10,403,171

(In millions of Korean won)	2023	2022

Cash flows from investing activities
Net cash flow of derivative financial instruments for hedges	13,687	4,022
Proceeds from decrease of securities at fair value through profit or loss	801,197	1,839,509
Acquisition of securities at fair value through profit or loss	(2,045,508)	(1,944,891)

Proceeds from decrease of securities at fair value through other comprehensive income		28,956,337	17,109,221
Acquisition of securities at fair value through other comprehensive income		(29,196,992)	(18,398,922)
Proceeds from decrease of securities at amortized cost		4,191,774	5,097,731
Acquisition of securities at amortized cost		(6,360,709)	(12,077,239)
Proceeds from disposal of property and equipment		1,807	960
Acquisition of property and equipment		(166,282)	(229,149)
Proceeds from disposal of intangible assets		5	3,547
Acquisition of intangible assets		(343,814)	(397,443)
Proceeds from disposal of investments in associates		10,979	15,616
Acquisition of investments in associates		(54,936)	(72,739)
Proceeds from disposal of investment properties		55	-
Acquisition of investment properties		(5,367)	(6,883)
Proceeds from sale of non-current assets held for sale		3,663	9,991
Decrease in other assets		545,601	645,080
Increase in other assets		(539,326)	(534,297)
Net cash outflow from investing activities		(4,187,829)	(8,935,886)

Cash flows from financing activities
Net cash flow of derivative financial instruments for hedges		333	56
Increase in financial liabilities designated at fair value through profit or loss		209,969	49,993
Net increase in borrowings		2,322,021	2,872,249
Proceeds from issuance of debt securities		32,950,691	23,488,790
Repayment of debt securities		(28,692,806)	(27,078,364)
Dividends paid		(1,247,209)	(963,305)
Issuance of hybrid bonds		399,107	631,581
Repayment of hybrid bonds		(500,000)	(130,000)
Increase in other liabilities		109,848	101,315
Decrease in other liabilities		(289,089)	(287,678)
Increase in non-controlling interests		3,244	-
Net cash inflow (outflow) from financing activities		5,266,109	(1,315,363)

Effect of exchange rate fluctuations on cash and cash equivalents held		(5,601)	(10,317)
Net increase in cash and cash equivalents		6,235,986	141,605

Cash and cash equivalents at the beginning of the year (Note 40)		21,379,922	21,238,317
Cash and cash equivalents at the end of the year (Note 40)	~~W~~	27,615,908	21,379,922

See accompanying notes to the consolidated financial statements.